Exhibit 21.1

Subsidiaries of Phoenix Motor, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Phoenix Cars, LLC	Delaware
Phoenix Motorcars Leasing, LLC	California
EdisonFuture Motor, Inc.	Delaware